

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

Via E-mail

Jim Katsanevas
President and Chief Executive Officer
Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, Utah 84115

> **Re:** **Crown Auto Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 28, 2011**
> **File No. 333-171624**

Dear Mr. Katsanevas:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Registration Statement Cover Page

1. Please revise to include the registration statement file number and date filed.

Risk Factors, page 7

Risks Associated with Management and Control Persons, page 10

If we are unable to retain our President and Director…, page 10

2. Please disclose in this risk factor that you do not have an employment agreement with Mr. Katsanevas.

Risks Related to Our Securities, page 13

3. We note your response to comment 12 that you have "not indicated that [your] stock may be followed by securities analysts and [do] not believe that would be an appropriate risk factor." Please note that our comment suggested the inclusion of a risk factor that your stock might *not* be followed by securities analysts. Please revise your disclosure accordingly, or tell us why you believe that such a risk factor is unnecessary.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009, page 37

General

4. Please continue to update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Consolidated Statements of Operations, page 40

5. We note your response and revised disclosures provided in response to comment 45 in our letter dated February 8, 2011. We have the following comments:

- As previously requested, please provide pro forma income tax, pro forma net income, and pro forma earnings per share information on the face of your historical financial statements as though you operated as a C Corporation for the entire year ended December 31, 2010. Please also consider providing this information for the year ended December 31, 2009 as we believe this provides useful information to your investors in evaluating the impact of changing your income tax election from an S Corporation to a C Corporation. Your current disclosure does not achieve this objective.

- As previously requested, please revise to provide all of the income tax disclosures required by ASC 740-10-50, or explain to us in detail why these are not applicable. In this regard it appears you should disclose the following or explain why you believe such disclosures are not required:

  - the components of your net deferred tax liability or asset showing the total of all deferred tax liabilities by type and the total of all deferred tax assets by type and the total valuation allowance recognized for deferred tax assets;
  - the amounts and expiration dates of operating loss and tax credit carryforwards;
  - the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets;
  - your current and deferred income tax expense (or benefit) for each period further broken down into federal and state tax expenses;
  - changes in the valuation allowance, if any, which occurred during the year;

- a reconciliation of the federal statutory income tax rate to your effective tax rate; and
- all of the disclosures required for unrecognized tax benefits, if any, along with your policy for classification of interest and penalties and for recognition of investment tax credits, if any.

Consolidated Statements of Stockholders' Equity (Deficit), page 41

6. We note from your response to comment 45 in our letter dated February 8, 2010 that retained earnings at the time of the S election termination were recorded in APIC. Please tell us in more detail how you complied with the guidance in SAB Topic 4:B. So that we may better understand your response and your accounting, please tell us the amount of undistributed retained earnings at the date the S election was terminated that was constructively distributed to your owners and effectively subsequently contributed to your capital by your owners. We note your disclosure in Note 5 that on June 30, 2010 and in conjunction with the termination of CAI's S-corporation election, you issued a note payable for the amount of the undistributed retained earnings of CAI, which equaled $605,000. Please explain to us in reasonable detail why you recorded a debit/charge of $247,648 as an adjustment to APIC and how this amount was determined.

Consolidated Statements of Cash Flows, page 42

7. Please revise your statements of cash flows so that the amount of cash at the end of the 2010 fiscal year agrees with the amount of cash per the balance sheet. Please note that restricted cash which is unavailable for use in your operations or to satisfy your general obligations should be excluded from cash at the end of the period. Refer to ASC 230-10-45-4.

Note 2 – Significant Accounting Policies, page F-43

Installment Loans Receivable, page 44

8. We note your response and revised disclosures added in response to comment 51 in our letter dated February 8, 2011. As previously requested, please revise to provide all disclosures required by ASC 310-10-50-6 and 50-7. If you do not believe that any of these disclosures are applicable to you, please explain this to us in reasonable detail.

9. We note your response and revised disclosures provided in response to comment 54 in our letter dated February 8, 2011. Please further revise your disclosures to provide the information regarding the maturities of your loans receivable contemplated by Section III.B. of Industry Guide 3. Please also provide additional information regarding any non-accrual, past due and restructured loans and potential problem loans contemplated by Section III. C. of Industry Guide 3. If you believe these disclosures are not applicable, please tell us why.

Item 15. Recent Sales of Unregistered Securities, page 51

10. We note your response to comment 56 in our letter dated February 8, 2011, however it does not appear that you quantified the aggregate amount received in consideration for the 5,000,000 shares issued in connection with the share exchange. Please revise to include this disclosure.

Item 16. Exhibits, page 51

11. We note your response to comment 57 in our letter dated February 8, 2011, however, we do not see the share exchange agreement in the list of exhibits or attached as an exhibit. Please list the share exchange agreement in the list of exhibits and attach it as an exhibit or advise. Refer to Item 601(b) of Regulation S-K. In addition, we note that you have not indicated that you will file as an exhibit a subscription agreement; please supplementally confirm, if true, that you did not use a subscription agreement in connection with the May 2010 private placement.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Ryan Alexander, Esq.